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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------

                                  SCHEDULE 13D
                                (Amendment No. 3)

                    Under the Securities Exchange Act of 1934

                             -----------------------

                           Priceline.com Incorporated
                                (Name of Issuer)

                    Common Stock, par value $0.008 per share
                         (Title of Class of Securities)

                                    741503106
                                 (CUSIP Number)

                                 William E. Ford
                    c/o General Atlantic Service Corporation
                                3 Pickwick Plaza
                          Greenwich, Connecticut 06830
                            Tel. No.: (203) 629-8600
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                             -----------------------

                                February 8, 2000
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                                              Page 1 of 17 Pages

------------------------                               -------------------------
741503106                                                     Page 2 of 17 Pages
------------------------                               -------------------------
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          General Atlantic Partners, LLC
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)[X]
                                                                      (b)[_]

--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                               [_]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

          NUMBER OF                     -0-
            SHARES              ------------------------------------------------
      BENEFICIALLY OWNED        8       SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                      17,418,079
             WITH               ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        17,418,079
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          17,418,079
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [_]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          11.9%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          OO
--------------------------------------------------------------------------------

------------------------                               -------------------------
741503106                                                     Page 3 of 17 Pages
------------------------                               -------------------------
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          General Atlantic Partners 48, L.P.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)[X]
                                                                      (b)[_]

--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                               [_]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

          NUMBER OF                     -0-
            SHARES              ------------------------------------------------
      BENEFICIALLY OWNED        8       SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                      17,418,079
             WITH               ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        17,418,079
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          17,418,079
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [_]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          11.9%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
--------------------------------------------------------------------------------

------------------------                               -------------------------
741503106                                                     Page 4 of 17 Pages
------------------------                               -------------------------
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          General Atlantic Partners 50, L.P.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)[X]
                                                                      (b)[_]

--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                               [_]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          New York
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

          NUMBER OF                     -0-
            SHARES              ------------------------------------------------
      BENEFICIALLY OWNED        8       SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                      17,418,079
             WITH               ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        17,418,079
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          17,418,079
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [_]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          11.9%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
--------------------------------------------------------------------------------

------------------------                               -------------------------
741503106                                                     Page 5 of 17 Pages
------------------------                               -------------------------
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          GAP Coinvestment Partners, L.P.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)[X]
                                                                      (b)[_]

--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                               [_]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          New York
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

          NUMBER OF                     -0-
            SHARES              ------------------------------------------------
      BENEFICIALLY OWNED        8       SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                      17,418,079
             WITH               ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        17,418,079
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          17,418,079
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [_]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          11.9%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
--------------------------------------------------------------------------------

741503106                                                     Page 6 of 17 Pages


                         AMENDMENT NO. 3 TO SCHEDULE 13D


             This Amendment No. 3 to Schedule 13D ("Amendment No. 3") is filed by the undersigned to amend and supplement the Schedule 13D, dated as of April 1, 1999 (the "Original 13D"), as amended by Amendment No. 1 thereto, dated as of August 17, 1999 ("Amendment No. 1"), and Amendment No. 2 thereto, dated as of January 14, 2000 ("Amendment No. 2"), with respect to the shares of common stock, par value $ 0.008 per share (the "Common Stock"), of Priceline.com Incorporated, a Delaware Corporation (the "Company").

             Item 1. Security and Issuer.

             The title of the class of equity securities of Priceline.com Incorporated, a Delaware corporation (the "Company"), to which this Amendment No. 3 relates is the Company's Common Stock, par value $0.008 per share (the "Common Stock"). The address of the principal executive office of the Company is Five High Ridge Park, Stamford, Connecticut 06905.

             Item 2. Identity and Background.

             This Amendment No. 3 is being filed by a group, as defined in Rule 13d-5 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended. The members of the group are General Atlantic Partners, LLC, a Delaware limited liability company ("GAP"), General Atlantic Partners 48, L.P., a Delaware limited partnership ("GAP 48"), General Atlantic Partners 50, L.P., a Delaware limited partnership ("GAP 50"), and GAP Coinvestment Partners, L.P., a New York limited partnership ("GAPCO" and, collectively with GAP, GAP 48 and GAP 50, the "Reporting Persons"), all of which are located at 3 Pickwick Plaza, Greenwich, Connecticut 06830. Each of the

741503106                                                     Page 7 of 17 Pages


Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes. The general partner of each of GAP 48 and GAP 50 is GAP. The managing members of GAP are Steven A. Denning, Peter L. Bloom, William E. Ford, William O. Grabe, David C. Hodgson, Matthew Nimetz, Clifton S. Robbins and Franchon M. Smithson (collectively, the "GAP Managing Members"). The GAP Managing Members are also the general partners of GAPCO. The business address of each of the GAP Managing Members is 3 Pickwick Plaza, Greenwich, Connecticut 06830, and the present principal occupation or employment of each of the GAP Managing Members is as a managing member of GAP. Each of the GAP Managing Members is a citizen of the United States.

             None of the Reporting Persons and none of the above individuals has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

             Item 3. Source and Amount of Funds or Other Consideration.

             This Amendment No. 3 is being filed as a result of recent sales of shares of Common Stock by GAP 48, GAP 50 and GAPCO, as described in Item 5(c).

             Item 4. Purpose of Transaction.

             The Reporting Persons have no present intention to sell any of the remaining shares of Common Stock owned by them, although in the future they may, from time to time, determine to dispose of some or all of such shares or to acquire additional

741503106                                                     Page 8 of 17 Pages


shares of Common Stock. None of the Reporting Persons has any other plans which relate to or would result in any of the items listed in paragraphs (a) through
(j) of Item 4.

             Item 5. Interest in Securities of the Issuer.

             Item 5 is hereby amended and restated in its entirety as follows:

             (a) As of the date hereof, GAP, GAP 48, GAP 50 and GAPCO each own of record no shares of Common Stock, 12,315,252 shares of Common Stock, 982,666 shares of Common Stock and 4,120,161 shares of Common Stock, respectively, or 0%, 8.4%, 0.7% and 2.8%, respectively, of the Company's issue and outstanding shares of Common Stock.

             By virtue of the fact that the GAP Managing Members are also the general partners authorized and empowered to vote and dispose of the securities held by GAPCO, and that GAP is the general partner of GAP 48 and GAP 50, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock which each owns of record. Accordingly, as of the date hereof, each of the Reporting Persons may be deemed to own beneficially an aggregate of 17,418,079 shares of Common Stock or 11.9% of the Company's issued and outstanding shares of Common Stock.

             (b) Each of the Reporting Persons has the shared power to direct the vote and the shared power to direct the disposition of the 17,418,079 shares of Common Stock that may be deemed to be owned beneficially by each of them.

             (c) On February 8, 2000, (i) GAP 48 sold an aggregate of 2,378,899 shares of Common Stock, at a net price per share of $56.3075, for an aggregate purchase price of $133,949,855, (ii) GAP 50 sold an aggregate of 188,231 shares of Common Stock, at a net price per share of $56.3075, for an aggregate purchase price of

741503106                                                     Page 9 of 17 Pages


$10,598,817 and (iii) GAPCO sold an aggregate of 447,957 shares of Common Stock, at a net price per share of $56.3075, for an aggregate net purchase price of $25,223,339, and distributed 58,668 shares of Common Stock to partners.

             (d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

             (e) Not Applicable.

             Item 6. Contracts, Arrangements, Understandings or Relationship
                     with Respect to the Issuer.

             GAP 48, GAP 50 and GAPCO are each party to a letter agreement with Morgan Stanley Dean Witter ("Morgan Stanley"), dated January 10, 2000 (the "Lock- Up Letters"), which extend to May 8, 2000 the restrictions on sale, disposition and certain other transactions imposed by the Underwriting Agreement, dated August 9, 1999 (the "Underwriting Agreement") and otherwise imposed in connection with the Company's public offering of shares of Common Stock in August of 1999. Notwithstanding the extension of such restrictions, the Lock-Up Letters also permit up to 15% of the shares of Common Stock held by each of GAP 48, GAP 50 and GAPCO (the "Released Shares") to be released from such restrictions described above, commencing February 8, 2000. The Lock-Up Letters are attached hereto as Exhibits 4, 5 and 6, respectively. The Underwriting Agreement is incorporated by reference on Exhibit 8 hereto.

             In addition, on February 7, 2000, GAP 48, GAP 50 and GAPCO received a letter from Morgan Stanley which permits GAP 48, GAP 50 and GAPCO to re-allocate the Released Shares among themselves, without changing the aggregate number of such Released Shares. Such letter is attached as Exhibit 7 hereto.

741503106                                                    Page 10 of 17 Pages


             Item 7. Materials to be Filed as Exhibits.


                     Exhibit 1: Incorporate by reference the Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended, filed as Exhibit 1 to the Schedule 13D, dated as of April 1, 1999.

                     Exhibit 2: Power of attorney dated December 22, 1999
                                appointing Thomas J. Murphy Attorney-In -Fact for GAP.

                     Exhibit 3: Power of attorney dated December 22, 1999
                                appointing Thomas J. Murphy Attorney-In-Fact for GAPCO.

                     Exhibit 4: Lock-Up Letter, dated January 10, 2000, between
                                GAP 48 and Morgan Stanley.

                     Exhibit 5: Lock-Up Letter, dated January 10, 2000, between
                                GAP 50 and Morgan Stanley.

                     Exhibit 6: Lock-Up Letter, dated January 10, 2000, between
                                GAPCO and Morgan Stanley.

                     Exhibit 7: Letter agreement, dated February 7, 2000, among
                                GAP 48, GAP 50, GAPCO and Morgan Stanley.

                     Exhibit 8: Incorporate by reference the form of
                                Underwriting Agreement among Priceline.com
                                Incorporated, General Atlantic Partners, LLC, GAP 48, GAP 50, GAPCO, certain underwriting named therein and certain other selling stockholders named therein filed as Exhibit 1.1 to the Company's S-1 Amendment No. 3 dated August 11, 1999 (Reg. No. 333-83513).

741503106                                                    Page 11 of 17 Pages


                                   SIGNATURES


             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 9, 2000.

                                        GENERAL ATLANTIC PARTNERS, LLC

                                        By: /s/ Thomas J. Murphy
                                            --------------------
                                            Name:  Thomas J. Murphy
                                            Title: Attorney-In-Fact


                                        GENERAL ATLANTIC PARTNERS 48, L.P.

                                        By: General Atlantic Partners, LLC,
                                            Its general partner

                                        By: /s/ Thomas J. Murphy
                                            --------------------
                                            Name:  Thomas J. Murphy
                                            Title: Attorney-In-Fact


                                        GENERAL ATLANTIC PARTNERS 50, L.P.

                                        By: General Atlantic Partners, LLC,
                                            Its general partner

                                        By: /s/ Thomas J. Murphy
                                            --------------------
                                            Name:  Thomas J. Murphy
                                            Title: Attorney-In-Fact